CARTER, LEDYARD & MILBURN LLP
                       COUNSELLORS AT LAW
                          2 WALL STREET
                    NEW YORK, NEW YORK  10005


                         March 20, 2003



JPMorgan Chase Bank, as Trustee of
  FT 720
4 Chase MetroTech Center
3rd floor
Brooklyn, New York 11245

Attention:     Ms.  Rosalia Koopman
               Vice President


Re:                              FT 720

Dear Sirs:

     We are acting as counsel for JPMorgan Chase Bank ("JPMorgan Chase") in connection with the execution and delivery of a Trust Agreement ("the Trust Agreement") dated today's date (which Trust Agreement incorporates by reference certain Standard Terms and Conditions of Trust dated October 15, 1991, and the same are collectively referred to herein as the "Indenture") among First Trust Portfolios, L.P., as Depositor (the "Depositor"), First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and JPMorgan Chase, as Trustee (the "Trustee"), establishing the unit investment trust or trusts included in FT 720 (each, a "Trust"), and the confirmation by
JPMorgan Chase, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the Trust (such aggregate units being herein called "Units"), each of which represents an undivided interest in the respective Trust which consists of shares of common stocks and zero coupon United State Treasury Obligations (including, confirmations of contracts for the purchase of certain stocks not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt shares and obligations), such shares and obligations being defined in the Indenture as Securities and referenced in the Schedule to the Indenture.

     We have examined the Indenture, a specimen of the certificates to be issued thereunder (the "Certificates"), the Closing Memorandum dated today's date, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

     1. JPMorgan Chase is a duly organized and existing corporation having the powers of a Trust Company under the laws of the State of New York.

    2.     The  Trust  Agreement  has  been  duly  executed   and
delivered by JPMorgan Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of JPMorgan Chase.

    3. The Certificates are in proper form for execution and delivery by JPMorgan Chase, as Trustee.

    4. JPMorgan Chase, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may cause the Units to be transferred on the registration books of the Trust to, and registered in, such other names, and in such denominations, as the Depositor may order, and may deliver, unless the Indenture provides that the Units will be uncertificated, Certificates evidencing such ownership.

    In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                    Very truly yours,



                                    CARTER, LEDYARD & MILBURN LLP